Lead Real Estate Co., Ltd

September 9, 2022

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention: Ameen Hamady

Wilson Lee

Pam Long

Ruairi Regan

Re:	Lead Real Estate Co., Ltd
Registration Statement on Form F-1
Filed August 11, 2022
File No. 333-266762

Ladies and Gentlemen:

This letter is in response to the letter dated August 23, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Lead Real Estate Co., Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amended Registration Statement”) is being filed to accompany this letter.

Dilution, page 38

1.	In your discussion preceding the dilution table, you indicate that as of December 31, 2021, your adjusted net tangible book value would have been $24,612,346, or $1.70 per Ordinary Share after giving effect to the sale of 2,000,000 ADSs and after deduction of the estimated underwriting discounts and offering expenses. However, based on the sum of the $22,410,475 net proceeds disclosed on page 34 and the $1,752,346 net tangible book value as of December 31, 2021 prior to the offering, it appears the adjusted net tangible book value as of December 31, 2021 should be $24,162,821. Therefore, the adjusted net tangible book value per Ordinary Share would be $1.67, which is consistent with amounts reflected in your dilution calculation disclosed on page 39. Please clarify the discrepancy and/or revise accordingly.

In response to the Staff’s comments, we revised our disclosure on page 38 of Amended Registration Statement to correct the adjusted net tangible book value and adjusted net tangible book value as of December 31, 2021.

7. Debt, page F-43

2.	We note your response to comment 4 that the actual average payback period for the short-term land borrowings could be up to 12 months and as such the contractual obligations tables on page 53 correctly reflects the contractual maturities of short-term land borrowings due in 2022 and 2023. Given that your contractual obligations table is as of December 31, 2021, it is still not clear why there would be any amounts in 2023 even with the revised maturity period. Please clarify and/or revise accordingly.

In response to the Staff’s comments, we revised our disclosure on page 53 of Amended Registration Statement to correctly reflect that there are no amounts in 2023.

3.	You indicate within disclosures on page F-43 that the current portion of your long term debt and short term land borrowings as of December 31, 2021 was 4,352,807 JPY. However, the balance sheet on page F-26 reflects a 4,373,154 JPY balance for the short term land borrowings and current portion of long term debt. Please explain the discrepancy and/or revise accordingly.

In response to the Staff’s comments, we revised our disclosure on page F-26 of Amended Registration Statement to correct the balance for the short-term land borrowings and current portion of long-term borrowings.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Eiji Nagahara
Name: Eiji Nagahara
Title: President and Chief Executive Officer

cc: Ying Li, Esq.

       Hunter Taubman Fischer & Li LLC